May 6, 2013

VIA EDGAR

Mr. Joe Cascarano

Staff Accountant

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Millennial Media, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 20, 2013
File No. 001-35478

Dear Mr. Cascarano:

On the date hereof, Millennial Media, Inc. (the “Company”), has responded to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 4, 2013 with respect to the above-referenced filing.

Pursuant to the Staff’s letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MILLENNIAL MEDIA, INC.

		By:	/s/ Ho Shin
		Name:	Ho Shin
		Title:	General Counsel and Chief Privacy Officer

cc:	Brent B. Siler, Esq.